Exhibit 99.1

SINA Announces Joining the Consortium in the Proposed “Going Private” Transaction of E-House

SHANGHAI, June 19, 2015—SINA Corporation (NASDAQ: SINA) (“SINA” or the “Company”), a leading online media company serving China and the global Chinese communities, today announced that it has joined a consortium with Mr. Xin Zhou, co-chairman of the board of directors and chief executive officer of E-House (China) Holdings Limited (“E-House”), a company incorporated in the Cayman Islands and listed on the New York Stock Exchange, and Mr. Neil Nanpeng Shen, a member of the board of directors of E-House, to work exclusively with one another with respect to a proposed transaction to acquire all the outstanding ordinary shares of E-House not already owned by SINA, Mr. Xin Zhou, Mr. Neil Nanpeng Sheng or their respective affiliates (the “Transaction”). In addition, to effectively execute its vertical strategy, SINA has agreed to exchange all the E-House shares beneficially owned by it (including shares acquired in the going private transaction of E-House) at the closing of the Transaction (the “Closing”) with ordinary shares of Leju Holdings Limited (“Leju”) held by E-House at the Closing, based on an exchange ratio determined in accordance with a mutually agreed formula. Leju is a majority owned subsidiary of E-House and is listed on the New York Stock Exchange.

In connection with the proposed Transaction with respect to E-House, Mr. Zhou and Mr. Shen submitted a preliminary non-binding proposal letter to the board of directors of E-House on June 9, 2015.

About SINA

We are an online media company serving China and the global Chinese communities. Our digital media network of SINA.com (portal), SINA mobile (mobile portal and mobile apps) and Weibo (social media) enables Internet users to access professional media and user generated content in multi-media formats from desktop personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. Our mobile portal, SINA.cn, provides news information and entertainment content from SINA.com customized for mobile users in WAP (mobile browser) and mobile application format. Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content. Based on an open platform architecture, Weibo allows users to create and post feeds up to 140 Chinese characters and attach multi-media content, as well as access a wide range of organically and third-party developed applications, such as online games.

Through these properties and other product lines, we offer an array of online media and social media services to our users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statement

This press release contains forward-looking statements. SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to SINA’s limited operating history in certain new businesses; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products, including portal, Weibo and MVAS products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties, such as Alibaba; the Company’s reliance on mobile operators in China to provide MVAS and changes in mobile operators’ policies for MVAS in China; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA’s annual report on Form 20-F for the year ended December 31, 2014 and other filings with the Securities and Exchange Commission.

Contact:

Investor Relations Department

SINA Corporation

Phone: (86-10) 5898-3336

Email: ir@staff.sina.com.cn